Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

March 14, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Rucha Pandit Donald Field Aamira Chaudhry Rufus Decker

Re:	Qilun Group Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed February 27, 2023 File No. 333-268512

Dear Ms. Pandit, Mr. Field, Ms. Chaudhry and Mr. Decker:

We write on behalf of Qilun Group Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 9, 2023, commenting on the Company’s Amendment No. 2 to the Registration Statement on Form F-1 filed February 27, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	We note that there have been a number of developments related to the China Securities Regulatory Commission and its related statutes and regulations, in particular the February 17, 2023 Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the five application guidelines, which will take effect on March 31, 2023. Please revise the prospectus cover page and prospectus throughout based on the most up to date information.

Response: In response to this comment, the Company has amended the Registration Statement cover page and related sections to reflect the most up-to-date information regarding the China Securities Regulatory Commission and its related statutes and regulations.

2.	We note your response to comment 4 and reissue in part. We note your disclosure here and in The Offering section on page 8 that you intend to seek a quotation on the OTCQB. We also note references throughout the prospectus to a Nasdaq listing. Please delete all such references as you do not appear to be seeking a Nasdaq listing and revise the prospectus throughout accordingly.

Response: In response to this comment, the Company has amended the Registration Statement to omit references to the Nasdaq Stock Market, which were included in our previous filing in error.

Cooperation Agreement on Sales Commissions, page 69

3.	We note your response to comment 6 and reissue in part. Please disclose clearly whether the Cooperation Agreement has been renewed.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the Cooperation Agreement has been renewed as of the date of the Registration Statement.

Plan of Distribution, page 82

4.	We note your response to comment 5 and reissue in part. We acknowledge the changes you have made on the prospectus cover page to the registration statement, but the Plan of Distribution still contains the previous inconsistent description of the offering terms. Please clarify this discrepancy.

Response: In response to this comment, the Company has amended the Registration Statement prospectus cover and under the caption, “Plan of Distribution” to clarify that the Company is registering the offer and resale of an aggregate of 16,550,000 Ordinary Shares, $0.0001 par value per share, on behalf of the Selling Stockholders; that there is currently no public trading market for the Ordinary Shares; there is no public market for our securities; our securities are not currently eligible for trading on any national securities exchange or any over-the-counter markets, including OTC Markets; that we intend to have our ordinary shares eligible for proprietary quotations and quoted on the OTCQB marketplace of OTC Markets, Inc. (“OTC Markets”) following the effectiveness of the registration statement; that to become eligible for proprietary quotations on OTC Markets, we require the assistance of a FINRA registered broker that will act as a market maker and submit the application on our behalf to FINRA.

Item 8. Exhibits and Financial Schedules

(a) Exhibits

Exhibit 23.1, page II-1

5.	We note your response to our prior comment 8. The audit report is dated November 22, 2022. The consent refers to an audit report dated February 24, 2023. Please advise and revise accordingly.

Response: In response to this comment, the Company has amended the Registration Statement exhibit 23.1, the Consent of Assentsure PAC, to refer to the audit report dated November 22, 2022.

Please feel free to contact me should you require additional information at (917) 574-7812 or mallen@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Mason Allen
Mason Allen, Esq.